Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

(1) PROPOSED CHANGES IN DIRECTORS

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3) PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF GENERAL MEETING; AND

(4) NOTICE OF 2014 ANNUAL GENERAL MEETING

A notice dated 10 April 2015 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on Thursday, 28 May 2015, at 9:30 a.m. is set out from pages 20 to 23 of this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy forms should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on or before Friday, 8 May 2015.

10 April 2015

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No. 1052 Heping Road
Wu Yong	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors	Principal Place of Business in Hong Kong:
Sun Jing	No. 112, Floor M
Yu Zhiming	Hung Hom Station, Kowloon
Huang Xin	Hong Kong

Independent Non-executive Directors
Chen Song
Jia Jianmin
Wang Yunting

10 April 2015

To the Shareholders

Dear Sir and Madam,

(1) PROPOSED CHANGES IN DIRECTORS

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3) PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF GENERAL MEETING; AND

(4) NOTICE OF 2014 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain on the ordinary resolutions and special resolutions to be proposed at the annual general meeting (“AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed changes in directors of the Company, the Proposed Amendments to the Articles of Association, and Proposed Amendments to the Rules of Procedures of the General Meeting; and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED CHANGES IN DIRECTORS

The Company received notices from Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as at the date of this notice, that it intended to elect Mr. Chen Jianping as a director of the seventh session of the Board due to termination of the engagement of Mr. Huang Xin with the Company as a result of changes in his position.

Biography of the Proposed Director

Chen Jianping, male, born in November 1966, is a Supervisor representing employees of the Company from June 2011 to present. Mr. Chen graduated with a major in financial management, held a master degree and is an administration engineer. Mr. Chen joined the railway industry in 1989, and has worked with the GRGC and the Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of the Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of the Company, deputy office manager of the Company, chairman of the trade union of the mechanized line center of GRGC, chairman of the trade union of track division of Guangzhou of GRGC, the section chief of Guangzhou Passenger Transportation Division of the Company, the general manager of diversified operation and development center, and director of various operation and management offices of GRGC, the stationmaster of Shenzhen North station, etc. Since October 2014, he has been department chief of the passenger transport department of GRGC.

Save as disclosed above, as at the date of this notice, Mr. Chen Jianping (i) has not held any directorship in any listed public companies in the three years prior to the date of this notice, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has no other major appointments or professional qualifications; (iii) has no interest or is not deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong); and (iv) has no relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company (as such terms are defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

LETTER FROM THE BOARD

The term of office of Mr. Chen Jianping shall be the remaining term of the seventh session of the Board. In line with the Company’s remuneration and allowance package for the seventh session of the Board, Mr. Chen Jianping will not be entitled to any director’s remuneration but will be entitled to an annual allowance of RMB12,000. Save as disclosed above, there are no other matters concerning the appointment of Mr. Chen Jianping that need to be brought to the attention to the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

C.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the “Company Law of the People’s Republic of China”, Guidance on Listed Company Articles of Association (Revised in 2014) and relevant laws, administrative regulations and other normative documents, with consideration on actual circumstances of the Company, the Company proposed to make certain amendments to the Articles of Association, the details of which are set out in appendix 1 to this circular.

The proposed amendments to the Articles of Association of the Company are subject to the approval of the shareholders by way of special resolution at the AGM.

D.	PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF THE GENERAL MEETING

In accordance with the Rules Governing the Procedures for General Meeting (2014 2nd Revision) and relevant laws, administrative regulations and other normative documents, with consideration on actual circumstances of the Company, the Company proposed to make amendments to certain terms and conditions in the “Rules of Procedure of General Meeting of Guangshen Railway Company Limited”, the details of which are set out in appendix 2 to this circular.

The proposed Amendments to the “Rules of Procedure of General Meeting of Guangshen Railway Company Limited” are subject to the approval by the shareholders by way of ordinary resolution at the AGM.

LETTER FROM THE BOARD

E.	ANNUAL GENERAL MEETING

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 28 April 2015 to Thursday, 28 May 2015 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 27 April 2015.

Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 27 April 2015, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

A notice convening the AGM is set out on pages 20 to 23 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on or before Friday, 8 May 2015. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited
Wu Yong
Chairman

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

The Articles of Association was written in Chinese and there is no formal English translation available. This English translation is provided for reference only. In the event of any conflict or discrepancy between the Chinese and English versions, the Chinese version shall prevail. The details of the proposed amendments to the Articles of Association are as follow:

Number of Articles proposed for amendment	Original Terms and Conditions of the Article	Terms and Conditions of the Article after Amendment

Article 24	The Company’s registered capital was Renminbi 4,335,550,000 yuan. Subsequent to the increase in capital by issuing of shares to the public in the PRC as referred to in Article 21, the Company’s registered capital is Renminbi 7,083,537,000.	Subsequent to the increase in capital by issuing of shares to the public in the PRC as referred to in Article 21, the Company’s registered capital is Renminbi 7,083,537,000.

Article 50

If a shareholder of domestic shares loses his share certificate and applies for a replacement for new certificate, the Company shall process the application in accordance with the provisions of Section

144 of the Company Law.

If a shareholder of domestic shares loses his share certificate and applies for a replacement for new certificate, the Company shall process the application in accordance with the Company Law.

Article 63	A shareholders’ general meeting shall be convened by a written notice served by way of announcement or other means specified under these Articles of Association (if necessary) at least forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.	A shareholders’ general meeting shall be convened by a written notice served by way of announcement or other means specified under these Articles of Association (if necessary) at least forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

In order to assure the legality and validity of the shareholders’ general meeting, the Company will provide convenience for shareholders to attend shareholders’ general meetings through various means and approaches and will provide priority to modern information technology methods such as online voting platform.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 66	A notice of shareholders’ general meeting shall meet the following requirements:		A notice of shareholders’ general meeting shall meet the following requirements:

	(1)	it shall be given by way of announcement or other means specified under these Articles of Association (if necessary);	(1)	it shall be given by way of announcement or other means specified under these Articles of Association (if necessary);

	(2)	it shall specify the place, the date and time of the meeting;	(2)	it shall specify the place, the date and time of the meeting;

	(3)	it shall state the matters to be considered;	(3)	it shall state the matters to be considered;

	(4)	it shall provide the shareholders with all such information and explanations as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;	(4)	it shall provide the shareholders with all such information and explanations as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

	(5)	if any director, supervisor, general manager, deputy general manager or other senior administrative officer has a material interests in matters to be considered, he shall disclose the nature and the extent of such interest; and if the matters to be considered have an effect on such director, supervisor general manager, deputy general manager or other senior administrative officer in his capacity as shareholder in so far as it is different from the effect on the interests of the shareholders of the same class, such differences shall be specified;	(5)	if any director, supervisor, general manager, deputy general manager or other senior administrative officer has a material interests in matters to be considered, he shall disclose the nature and the extent of such interest; and if the matters to be considered have an effect on such director, supervisor, general manager, deputy general manager or other senior administrative officer in his capacity as shareholder in so far as it is different from the effect on the interests of the shareholders of the same class, such differences shall be specified;

	(6)	it shall contain the full text of any special resolution to be proposed for approval at the meeting;	(6)	it shall contain the full text of any special resolution to be proposed for approval at the meeting;

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

	(7)	it shall expressly specify in writing that all shareholders are entitled to attend the shareholders’ general meeting. The shareholders entitled to attend and vote at the meeting shall have the right to appoint one or more proxies to attend on his behalf and to vote thereat and the proxy or proxies need not be a shareholder;	(7)	it shall expressly specify in writing that all shareholders are entitled to attend the shareholders’ general meeting. The shareholders entitled to attend and vote at the meeting shall have the right to appoint one or more proxies to attend on his behalf and to vote thereat and the proxy or proxies need not be a shareholder;

	(8)	it shall specify the time and place for lodging proxy forms for the relevant meeting.	(8)	it shall specify the time and place for lodging proxy forms for the relevant meeting.

			(9)	The voting time and voting procedures (if any) for online voting or other methods of voting.

Article 69	Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxies to attend and vote at such meeting on his behalf. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:		Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxies to attend and vote at such meeting on his behalf. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:

	(1)	the shareholder’s right to speak at the shareholders’ general meeting;	(1)	the shareholder’s right to speak at the shareholders’ general meeting;

	(2)	the right to demand or join in demanding a poll;	(2)	the right to demand or join in demanding a poll;

	(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.	(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

	The board of directors, independent directors and shareholders that meet certain requirements may make a call to the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.		The board of directors, independent directors and shareholders that meet certain requirements may make a call to the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.

			Information shall be fully disclosed to persons whose voting rights are solicited. No consideration or other form of de facto consideration shall be involved in soliciting voting rights from shareholders. The Company shall not impose any limitation related to minimum shareholdings on soliciting voting rights.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 75	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

	To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.	To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

	To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.	To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

	The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting. If a shareholder casts an abstention vote or abstains from voting, or in the case of failure to vote, mistaken or unidentified vote, the Company shall disregard such vote as a voting share when counting the result of voting.	The shareholders (including proxies) present at the meeting shall expressly state their agreement with, objection to or abstention from every matter to be determined by voting, except for the securities registration and settlement institutions which, being the nominal holders of shares subject to Shanghai- Hong Kong Stock Connect, shall make declaration according to the intentions of actual holders. Any vote which is not completed, erroneously completed or illegible or uncast votes shall be counted as an abstention of voting rights by the voters and the voting results of the number of shares they hold shall be counted as “abstain”.

Where any shareholder is required to abstain from voting on a particular resolution or restricted to vote only in favor of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 76	When shareholders (including their proxies) vote at the shareholders’ general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company shall not carry any voting right. However, when electing directors or supervisors, the number of voting rights each share carries shall be the same as the number of directors or supervisors to be elected. The voting rights of shareholders may be exercised collectively in favor of one or several of the directors or supervisors.	When shareholders (including their proxies) vote at the shareholders’ general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company shall not carry any voting right. However, when electing directors or supervisors, the number of voting rights each share carries shall be the same as the number of directors or supervisors to be elected. The voting rights of shareholders may be exercised collectively in favor of one or several of the directors or supervisors.

	Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on a particular resolution or restricted to vote only in favor of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.	When substantial matters that affect small and medium investors’ interests are reviewed in the general meeting, the votes of small and medium investors shall be counted separately. Results from the separate counting shall be disclosed to the public in due course.

Article 78(A)		Before a resolution is put to vote at a shareholders’ general meeting, two (2) representatives of the shareholders shall be elected to participate in counting the votes as well as to act as scrutineer. If a shareholder has interest in the matter to be considered, such shareholder and its proxy shall not participate in the counting of the votes nor act as scrutineer.

When proposals are being voted at a shareholders’ general meeting, lawyers, representatives of the shareholders and representatives of the supervisors shall be jointly responsible for the counting of votes and scrutinizing of the votes. The results of the voting shall be announced at the meeting and shall be recorded in the minutes of meeting.

Shareholders or their proxies who vote via internet or in other methods are entitled to check their own voting results through the relevant voting system.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 79	On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.		On a poll taken at a meeting, only one of the voting methods, namely voting on-site, voting online or other voting methods, can be selected for the same voting right. In case of duplicate voting for the same voting right, only the first voting result is considered as valid. A shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

Article 86	The chairman of the meeting shall be responsible for the determination of whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minute book.		The conclusion of the on-site meeting shall not be earlier than the closing time of online voting or other methods. The chairman of the meeting shall be responsible for the determination of whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minutes of meeting.

			Before the formal announcement of the voting result, the related parties including companies, vote counters, scrutineers, major shareholders and network service providers at the meeting or participating in online voting or other methods of voting, shall bear the duty of confidentiality of the voting.

Article 88	If the votes are counted at a shareholders’ general meeting, the result of counting of votes shall be recorded in the minutes of the meeting and signed by directors present at the meeting. The minutes of the shareholders’ general meeting shall record the following matters:		If the votes are counted at a shareholders’ general meeting, the result of counting of votes shall be recorded in the minutes of the meeting and signed by directors present at the meeting. The minutes of the shareholders’ general meeting shall record the following matters:

	(1)	the number of shares carrying the right to vote attending the shareholders’ general meeting and its ratio to the total number of shares of the Company;	(1) the number of shares carrying the right to vote attending the shareholders’ general meeting and its ratio to the total number of shares of the Company;

	(2)	the date and venue of the meeting;	(2) the date and venue of the meeting;

	(3)	the name of the chairman of the meeting and the agenda;	(3) the name of the chairman of the meeting and the agenda;

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

	(4)	the key points of each speaker on each matter for consideration;	(4)	the key points of each speaker on each matter for consideration;

	(5)	the voting result of each resolution;	(5)	the voting result of each resolution;

	(6)	details of the queries and suggestions of shareholders and the responses or explanations of the board of directors and supervisory committee;	(6)	details of the queries and suggestions of shareholders and the responses or explanations of the board of directors and supervisory committee;

	(7)	other contents that should be recorded in the minute book as believed by the shareholders’ general meeting and required by these Articles of Association.	(7)	other contents that should be recorded in the minute book as believed by the shareholders’ general meeting and required by these Articles of Association.

	The minutes, the signature book of shareholders attending the meeting and the proxy forms shall be kept at the address of the Company.		The minutes, the signature book of shareholders attending the meeting, the proxy forms and valid information of voting through online and other methods shall be kept at the address of the Company for no less than 10 years.

Article 112	A meeting of the board of directors shall be held only if more than half of the directors (including any director present by proxy as stipulated in Article 113 thereafter) are present at the meeting.		A meeting of the board of directors shall be held only if more than half of the directors (including any director present by proxy as stipulated in Article 113 thereafter) are present at the meeting.

	Each director shall have one vote. Unless otherwise provided in these Articles of Association, resolutions of the board of directors shall be passed by a simple majority of the directors.		Each director shall have one vote. Unless otherwise provided in these Articles of Association, resolutions of the board of directors shall be passed by a simple majority of the directors.

	In the case of an equality of votes, the Chairman of the board of directors shall have a casting vote.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 128	The supervisory committee shall be accountable to the shareholders’ general meeting and shall exercise the following duties and powers in accordance with laws:		The supervisory committee shall be accountable to the shareholders’ general meeting and shall exercise the following duties and powers in accordance with laws:

	(1)	to inspect the Company’s financial position;	(1)	to inspect the Company’s financial position;

	(2)	to monitor the performance of duties of the directors, general manager, deputy general managers and other senior management and to propose the dismissal of directors, general manager, deputy general managers and other senior management who contravene any law, administrative regulations, these Articles of Association or the resolution of shareholders’ general meetings;	(2)	to monitor the performance of duties of the directors, general manager, deputy general managers and other senior management and to propose the dismissal of directors, general manager, deputy general managers and other senior management who contravene any law, administrative regulations, these Articles of Association or the resolution of shareholders’ general meetings;

	(3)	to require the directors, general manager, deputy general managers and other senior management to rectify such breach when the acts of such persons prejudice the Company’s interest;	(3)	to require the directors, general manager, deputy general managers and other senior management to rectify such breach when the acts of such persons prejudice the Company’s interest;

	(4)	to propose the convening of an extraordinary general meeting, and to convene and hold the shareholders’ general meetings if the board of directors fails to perform such duties as stipulated in the Company Law;	(4)	to propose the convening of an extraordinary general meeting, and to convene and hold the shareholders’ general meetings if the board of directors fails to perform such duties as stipulated in the Company Law;

	(5)	to propose motions to shareholders’ general meetings;	(5)	to propose motions to shareholders’ general meetings;

	(6)	to lodge a complaint against the directors, general manager, deputy general manager and other senior management in accordance with Article 152 of the Company Law.	(6)	to lodge a complaint against the directors, general manager, deputy general manager and other senior management in accordance with Article 151 of the Company Law.

	Supervisors may attend meetings of the board of directors and raise queries or give advice on the resolutions of the board of directors.		Supervisors may attend meetings of the board of directors and raise queries or give advice on the resolutions of the board of directors.

APPENDIX 1	AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF GUANGSHEN RAILWAY COMPANY LIMITED”

Article 150	When any of the circumstances in Article 147 of the Company Law occurs to a director and where the director is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend the relevant director’s duties from the date on which the board of directors becomes aware of the occurrence of such event and shall propose to the shareholders’ general meeting to dismiss such director.	When any of the circumstances in Article 146 of the Company Law occurs to a director and where the director is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend the relevant director’s duties from the date on which the board of directors becomes aware of the occurrence of such event and shall propose to the shareholders’ general meeting to dismiss such director.

	When any of the circumstances in Article 147 of the Company Law occurs to a supervisor and where the supervisor is prohibited from participating in the securities market by the China Securities Regulatory Commission, the supervisory committee shall immediately suspend the relevant supervisor’s duties from the date on which the supervisory committee becomes aware of the occurrence of such event and shall propose to the shareholders’ general meeting to dismiss such supervisor.	When any of the circumstances in Article 146 of the Company Law occurs to a supervisor and where the supervisor is prohibited from participating in the securities market by the China Securities Regulatory Commission, the supervisory committee shall immediately suspend the relevant supervisor’s duties from the date on which the supervisory committee becomes aware of the occurrence of such event and shall propose to the shareholders’ general meeting to dismiss such supervisor.

	When any of the circumstances in Article 147 of the Company Law occurs to a general manager, a deputy general manager or any other senior administrative officer and where the general manager, the deputy general manager or any other senior administrative officer is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend his or her duties from the date on which the board of directors becomes aware of the occurrence of such event and shall convene a board meeting to dismiss him or her.	When any of the circumstances in Article 146 of the Company Law occurs to a general manager, a deputy general manager or any other senior administrative officer and where the general manager, the deputy general manager or any other senior administrative officer is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend his or her duties from the date on which the board of directors becomes aware of the occurrence of such event and shall convene a board meeting to dismiss him or her.

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

The “Rules of Procedures of Shareholders’ General Meetings” of Company is written in Chinese and there is no formal English translation available. This English translation is provided for reference only. In the event of any conflict or discrepancy between the Chinese and English versions, the Chinese version shall prevail. The details of the proposed amendments to the Rules of Procedures of Shareholders’ General Meeting are as follow:

Number of Rules proposed for amendment	Original Terms of the Rule of Procedures of Shareholders’ General Meetings	Amended Terms of the Rule of Procedures of Shareholders’ General Meetings

Rule 8	Resolutions that are not set out in notice of shareholders’ general meeting or not in compliance with Rule 6 of this Rules of Procedure shall not be subject to voting in the shareholders’ general meeting.	Resolutions that are not set out in notice of shareholders’ general meeting or not comply to Rule 6 of this Rules of Procedure shall not be subject to voting in the shareholders’ general meeting.

	A shareholders’ general meeting shall be convened by a written notice served at least forty-five days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty days before the date of the meeting.	A shareholders’ general meeting shall be convened by a written notice served at least forty-five days before the date of the meeting to notify all shareholders whose names are shown on the register of members of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the shareholders’ general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty days before the date of the meeting.

	Notice of shareholders’ general meeting shall be served to shareholders (whether or not such shares carry the voting right at the shareholders’ general meeting) by personal delivery or by prepaid air mail to their addresses as shown in the register of shareholders. Notice of shareholders’ general meeting to holders of Domestic Shares shall be delivered by way of announcement.	Notice of shareholders’ general meeting shall be served to shareholders (whether or not such shares carry the voting right at the shareholders’ general meeting) by personal delivery or by prepaid air mail to their addresses as shown in the register of shareholders. Notice of shareholders’ general meeting to holders of Domestic Shares shall be delivered by way of announcement.

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

	The announcement referred to in the preceding paragraph shall be published at least forty-five to fifty days prior to the date of the meeting in one or several newspapers designated by the securities regulatory authority. Once the announcement has been made, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.		The announcement referred to in the preceding paragraph shall be published at least forty-five to fifty days prior to the date of the meeting in one or several newspapers designated by the securities regulatory authority. Once the announcement has been made, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

			In order to assure the legality and validity of the shareholders’ general meeting, the Company will provide convenience for shareholders to attend shareholders’ general meetings through various means and approaches and will provide priority to modern information technology methods such as online voting platform.

Rule 9	A notice of shareholders’ general meeting shall meet the following requirements:		A notice of shareholders’ general meeting shall meet the following requirements:

	(1)	it shall be given in written form;	(1)	it shall be given in written form;

	(2)	it shall specify the venue, the date and time of the meeting;	(2)	it shall specify the venue, the date and time of the meeting;

	(3)	it shall state the matters to be considered;	(3)	it shall state the matters to be considered;

	(4)	it shall provide the shareholders with such information and explanations as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with the agreement, if any, and the cause and effect of such proposal must be properly explained;	(4)	it shall provide the shareholders with such information and explanations as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with the agreement, if any, and the cause and effect of such proposal must be properly explained;

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

	(5)	if any director, supervisor, general manager, deputy general manager or other senior administrative officer has material interests in matters to be considered, he shall disclose the nature and the extent of such interests; and if the matters to be considered have an effect on such director, supervisor, general manager, deputy general manager or other senior administrative officer in his capacity as a shareholder in so far as it is different from the effect on the interests of the shareholders of the same class, such differences shall be specified;	(5)	if any director, supervisor, general manager, deputy general manager or other senior administrative officer has material interests in matters to be considered, he shall disclose the nature and the extent of such interests; and if the matters to be considered have an effect on such director, supervisor, general manager, deputy general manager or other senior administrative officer in his capacity as a shareholder in so far as it is different from the effect on the interests of the shareholders of the same class, such differences shall be specified;

	(6)	it shall contain the full text of any special resolution to be proposed for approval at the meeting;	(6)	it shall contain the full text of any special resolution to be proposed for approval at the meeting;

	(7)	it shall expressly specify in writing that the shareholders entitled to attend and vote at the meeting shall have the right to appoint one or more proxies to attend on his behalf and to vote thereat and the proxy or proxies need not be a shareholder;	(7)	it shall expressly specify in writing that the shareholders entitled to attend and vote at the meeting shall have the right to appoint one or more proxies to attend on his behalf and to vote thereat and the proxy or proxies need not be a shareholder;

	(8)	it shall specify the time and venue for lodging proxy forms for the relevant meeting.	(8)	it shall specify the time and venue for lodging proxy forms for the relevant meeting;

			(9)	The voting time and voting procedures (if any) for online voting or other methods of voting.

Rule 14	Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxy or proxies to attend and vote at such meeting on his behalf. A shareholder shall present his stock account cards, identity cards or other valid document or proof evidencing his identity when attending the meeting. A proxy shall present a power of attorney and his valid identification document. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:		Any shareholder who is entitled to attend and vote at a shareholders’ general meeting have the right to appoint one or more persons (whether being a shareholder or not) as his proxy or proxies to attend and vote at such meeting on his behalf. A shareholder shall present his stock account cards, identity cards or other valid document or proof evidencing his identity when attending the meeting. A proxy shall present a power of attorney and his valid identification document. Such proxy or proxies may exercise the following rights pursuant to the authorization from that shareholder:

	(1)	the shareholder’s right to speak at the shareholders’ general meeting;	(1)	the shareholder’s right to speak at the shareholders’ general meeting;

	(2)	the right to demand or join in demanding a poll;	(2)	the right to demand or join in demanding a poll;

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

	(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.	(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

	The board of directors, independent directors and shareholders that meet certain requirements may solicit the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.		The board of directors, independent directors and shareholders that meet certain requirements may solicit the shareholders for voting rights at the shareholders’ general meeting in accordance with relevant provisions.

			Information shall be fully disclosed to persons whose voting rights are solicited. No consideration or other form of de facto consideration shall be involved in soliciting voting rights from shareholders. The Company shall not impose any limitation related to minimum shareholdings on soliciting voting rights.

Rule 19	Resolutions on matters during the shareholders’ general meeting shall be recorded in the minutes of the meeting and signed by directors present at the meeting. The minutes of the shareholders’ general meeting shall record the following matters:		Resolutions on matters during the shareholders’ general meeting shall be recorded in the minutes of the meeting and signed by directors present at the meeting. The minutes of the shareholders’ general meeting shall record the following matters:

	(1)	the number of shares carrying the right to vote attending the shareholders’ general meeting and its ratio to the total number of shares of the Company;	(1)	the number of shares carrying the right to vote attending the shareholders’ general meeting and its ratio to the total number of shares of the Company;

	(2)	the date and venue of the meeting;	(2)	the date and venue of the meeting;

	(3)	the name of the chairman of the meeting and the agenda;	(3)	the name of the chairman of the meeting and the agenda;

	(4)	the key points of each speaker on each matter for consideration;	(4)	the key points of each speaker on each matter for consideration;

	(5)	the voting result of each resolution;	(5)	the voting result of each resolution;

	(6)	details of the queries and suggestions of shareholders and the responses or explanations of the board of directors and supervisory committee;	(6)	details of the queries and suggestions of shareholders and the responses or explanations of the board of directors and supervisory committee;

	(7)	Names of the Solicitors, Vote counters and Scrutineers;	(7)	Names of the Solicitors, Vote counters and Scrutineers;

	(8)	other contents that should be recorded in the minutes of meeting as believed by the shareholders’ general meeting and required by these Articles of Association.	(8)	other contents that should be recorded in the minutes of meeting as believed by the shareholders’ general meeting and required by these Articles of Association.

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

	The minutes, the signature book of shareholders attending the meeting and the proxy forms shall be kept at the address of the Company for no less than 10 years	The minutes, the signature book of shareholders attending the meeting, the proxy forms and valid information of voting through online and other methods shall be kept at the address of the Company for no less than 10 years.

Rule 21	When shareholders (including their proxies) vote at the shareholders’ general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company shall not carry any voting right.	When shareholders (including their proxies) vote at the shareholders’ general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company shall not carry any voting right.

On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes for or against the resolutions.

Where the shareholders’ general meeting is considering matters related to a connection transaction, connected shareholders shall not participate in voting and the shares with voting rights which they represent shall not be counted in the total number of valid votes. Announcement on the resolutions passed at the shareholders’ general meeting shall fully disclose the details of voting by the non-connected shareholders.

When substantial matters that affect small and medium investors’ interests are reviewed in the shareholders’ general meeting, the votes of small and medium investors shall be counted separately. Results from the separate counting shall be disclosed to the public in due course.

On a poll taken at a meeting, only one of the voting methods, namely voting on-site, voting online or other voting methods, can be selected for the same voting right. In case of duplicate voting for the same voting right, only the first voting result is considered as valid.

On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes for or against the resolutions.

Where the shareholders’ general meeting is considering matters related to a connection transaction, connected shareholders shall not participate in voting and the shares with voting rights which they represent shall not be counted in the total number of valid votes. Announcement on the resolutions passed at the shareholders’ general meeting shall fully disclose the details of voting by the non-connected shareholders.

APPENDIX 2	AMENDMENT TO “THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETINGS”

Rule 24	The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting. If a shareholder casts an abstention vote or abstains from voting, the Company shall disregard such vote as a voting share when counting the result of voting.	The shareholders (including proxies) present at the meeting shall expressly state their agreement with, objection to or abstention from every matter to be determined by voting, except for the securities registration and settlement institutions which, being the nominal holders of shares subject to Shanghai-Hong Kong Stock Connect, shall make declaration according to the intentions of actual holders. Any vote which is not completed, erroneously completed or illegible or uncast votes shall be counted as an abstention of voting rights by the voters and the voting results of the number of shares they hold shall be counted as “abstain”.

Where any shareholder is required to abstain from voting on a particular resolution or restricted to vote only in favor of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Rule 34	The approval of the Rules of Procedures was formulated by the Board and became effective upon the approval by the shareholders’ general meeting, at which time the original “Rules of the Shareholders’ General Meeting (Pilot)” was repealed. Any subsequent amendments shall be subject to the same process. Other regulations in relation to the Shareholders’ general meeting shall be performed in accordance with the related regulations in the Articles of Association.	The approval of the Rules of Procedures was formulated by the Board and became effective upon the approval by the shareholders’ general meeting. Any subsequent amendments shall be subject to the same process. Other regulations in relation to the shareholders’ general meeting shall be performed in accordance with the related regulations in the Articles of Association.

NOTICE OF 2014 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2014 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2014 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 28 May 2015, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2014 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company for 2014 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2014 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2014 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2015 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (formerly known as “PricewaterhouseCoopers Zhong Tian CPAs Company LLP”) as the PRC auditor to the Company for 2015 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

NOTICE OF 2014 ANNUAL GENERAL MEETING

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2015 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

8.	THAT the amendment to the Rules of Procedures of General Meeting be and is hereby reviewed and approved;

9.	THAT the removal of Mr. Huang Xin as a director of the Company be and is hereby reviewed and approved;

10.	THAT the appointment of Mr. Chen Jianping as a director of the Company be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

11.	THAT the proposed amendments to the Articles of Association of the Company be and are hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 28 April 2015 to Thursday, 28 May 2015 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 27 April 2015. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 27 April 2015, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.
(2)	The Board has proposed the payment of a final dividend for the year ended 31 December 2014 of RMB0.05 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, it will be paid to the shareholders whose names appear on the registers of members of the Company on Thursday, 11 June 2015.

NOTICE OF 2014 ANNUAL GENERAL MEETING

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han 2008 No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2014 payable to the nonresident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa 1993 No. 045 (Guo Shui Han 2011 No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2014 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Thursday, 11 June 2015, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax 2014 No. 81) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

The registers of members of the Company will be closed from Saturday, 6 June 2015 to Thursday, 11 June 2015 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 5 June 2015.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.
(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

NOTICE OF 2014 ANNUAL GENERAL MEETING

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
(6)	Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 8 May 2015.
(7)	The AGM is expected to last one day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)	As at the date hereof, the Board comprises three executive directors, namely Wu Yong, Shen Yi and Luo Qing; three non-executive directors, namely Sun Jing, Yu Zhiming and Huang Xin; and three independent non-executive directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

10 April 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2014 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2014 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 28 May 2015, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2014 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company for 2014 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2014 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2014 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2015 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (formerly known as “PricewaterhouseCoopers Zhong Tian CPAs Company LLP”) as the PRC auditor to the Company for 2015 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2015 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

8.	THAT the amendment to the Rules of Procedures of General Meeting be and is hereby reviewed and approved;

9.	THAT the removal of Mr. Huang Xin as a director of the Company be and is hereby reviewed and approved;

10.	THAT the appointment of Mr. Chen Jianping as a director of the Company be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

11.	THAT the proposed amendments to the Articles of Association of the Company be and are hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 28 April 2015 to Thursday, 28 May 2015 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 27 April 2015. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 27 April 2015, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.
(2)	The Board has proposed the payment of a final dividend for the year ended 31 December 2014 of RMB0.05 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, it will be paid to the shareholders whose names appear on the registers of members of the Company on Thursday, 11 June 2015.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han 2008 No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2014 payable to the nonresident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa 1993 No. 045 (Guo Shui Han 2011 No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2014 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Thursday, 11 June 2015, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax 2014 No. 81) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

The registers of members of the Company will be closed from Saturday, 6 June 2015 to Thursday, 11 June 2015 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 5 June 2015.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.
(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.
(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)	Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 8 May 2015.
(7)	The AGM is expected to last one day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)	As at the date hereof, the Board comprises three executive directors, namely Wu Yong, Shen Yi and Luo Qing; three non-executive directors, namely Sun Jing, Yu Zhiming and Huang Xin; and three independent non-executive directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

10 April 2015